FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: September 11, 2003	James A. Ryan Chief Financial Officer

NEWS FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: NASDAQ: CRYP; TSX: CRY

CRYPTOLOGIC ADOPTS QUARTERLY DIVIDEND POLICY
Regular dividend reflects strong financial performance

September 11, 2003 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the Internet gaming and e-commerce industries, announced today that its Board of Directors has adopted a quarterly dividend policy. The decision to declare a regular dividend at this time is the result of the recent quarters of consistent positive financial results and the company’s strong financial position. The Board has approved the first dividend of $0.03 per common share, payable on November 24, 2003 to shareholders of record as at November 17, 2003, and will commence regular quarterly dividends with the release of the company’s fourth quarter results. Each future quarterly dividend will be subject to Board approval based on the company’s financial results.

“CryptoLogic consistently generates positive operating profit, healthy cash flow and has one the strongest balance sheets in our industry,” said Lewis Rose, President and CEO. “As a global leader, we are one of the few software companies able to offer the best of old economy fundamentals while capitalizing on the growth in the new economy of online gaming. We are pleased to have the financial strength and flexibility to fund our growth and to deliver positive yield to shareholders through a regular dividend.”

About CryptoLogic (www.cryptologic.com)

CryptoLogic Inc. is a leading software and services provider to the global online gaming market. The company’s proprietary technologies enable secure, high-speed financial transactions over the Internet, and its leadership in regulatory compliance makes it one of world’s few gaming software companies licensed and certified to the most exacting government-regulated requirements for online gaming similar to land-based gaming.

WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to an internationally-recognized blue chip client base. In addition to a broad product portfolio of more than 80 casino games, bingo and multi-player poker, WagerLogic offers integrated e-cash management and customer care services in multi-currencies and multi-languages for a total online gaming solution.

Tel (416) 545-1455        Fax (416) 545-1454
1867 Yonge Street, 7th Floor, Toronto, Canada M4S 1Y5

CryptoLogic’s common shares trade on the Toronto Stock Exchange under the symbol CRY and on the Nasdaq National Market under the symbol CRYP. There are currently 12.2 million common shares outstanding (12.4 million shares on a diluted basis, based on the treasury method).

For more information, please contact: At CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications Jim Ryan, Chief Financial Officer	At Argyle Rowland, (416) 968-7311 (media only) Daniel Tisch, ext. 223/ dtisch@argylerowland.com Melissa Chang, ext. 239/ melissa@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.